Filed by Gardner Denver Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Gardner Denver Holdings, Inc.
SEC File No.: 001-38095
Date: April 30, 2019

           Ingersoll Rand and Gardner Denver Announce a Compelling Transaction  April 30, 2019

 Forward-Looking Statements  This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Gardner Denver Holdings, Inc. (“Gardner Denver”) and Ingersoll-Rand plc (“Ingersoll Rand” and, together with Gardner Denver, the “Companies”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.These forward-looking statements are based on the Companies’ current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the Companies’ current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained;(2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll Rand Industrial, or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and ClimateCo achieving revenue and cost synergies; (8) inability of the combined company and ClimateCo to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Ingersoll Rand and Gardner Denver’s reports filed with the SEC, including Ingersoll Rand and Gardner Denver’s most recent annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.2

 Non-GAAP Financials  Included in this presentation are certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Margin, and Organic Revenue, designed to supplement, and not substitute for, the financial information presented in accordance with generally accepted accounting principles in the United States of America because management believes such measures are useful to investors.The Companies have not reconciled the forward-looking Adjusted EBITDA guidance included in this presentation to the most directly comparable GAAP financial measure because this cannot be done without unreasonable effort due to the high variability, complexity and low visibility with respect to amounts for impairments, restructuring costs, acquisition related expenses, income taxes and other non-cash expenses and adjusting items which are excluded from the calculation of Adjusted EBITDA. For the same reasons, the Companies are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.Certain financial measures and other information have been adjusted for the proposed transaction between Gardner Denver and Ingersoll Rand and transactions related thereto and Ingersoll Rand’s pending acquisition of Precision Flow Systems. When presenting such information, the amounts are identified as “Pro forma.” The Pro forma financial measures are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. Accordingly, the Pro forma financial data is not necessarily indicative of IndustrialCo’s or ClimateCo’s financial position or results of operations had the transactions described above for which we are giving Pro forma effect actually occurred on the dates indicated.  3

 Today’s Presenters  4      Michael LamachChairman and CEO            Susan CarterSVP and CFO    Vicente ReynalCEO    Neil SnyderCFO

     Transaction OverviewMichael Lamach | Chairman and CEO, Ingersoll Rand

Unlocking Significant Shareholder Value:
Formation of Two Industry-Leading Global Companies

Overview of Today's Announcement

- Definitive agreement to combine Ingersoll Rand Industrial segment and Gardner Denver, creating premier Industrial company
- Remaining Ingersoll Rand businesses to become a leading pure-play climate solutions company focused on HVAC & transport refrigeration
- Reverse Morris Trust transaction, expected to be tax-free to Ingersoll Rand and Gardner Denver shareholders
- Compelling opportunity to unlock significant value for all stakeholders through formation of two global leaders in their respective sectors

IndustrialCo[3]

~$6.6B Pro Forma Revenue[1]

~$1.6B Pro Forma Adj. EBITDA[1]

- Global leader in mission-critical flow creation and industrial technologies with a full suite of products to meet customer needs
- Company intends to take Ingersoll Rand name; Gardner Denver CEO Vicente Reynal to serve as CEO
- Combines highly complementary, premium industrials with strong operating platforms and exposure to secular growth trends and diverse end markets

ClimateCo[3]

~$12.9B Pro Forma Revenue[2]

~$2.0B Pro Forma Adj. EBITDA[2]

- Global leader in climate control solutions for buildings, homes and transportation
- Expected new name and stock ticker; Michael Lamach continues to serve as Chairman and CEO
- Well positioned for global sustainability megatrends with greater focus, more targeted investments and a simplified business model

[1] Presented on a 2019E basis. Pro forma for pending Precision Flow Systems ("PFS") acquisition. Pro forma may not sum due to rounding. EBITDA is pro forma for anticipated cost synergies of ~$250M that we expect to realize by the end of year 3 after closing. We expect to incur ~$450M of expense in connection with both achieving these cost synergies and the associated separation.

[2] Presented on a 2019E basis. Pro forma is based on the mid-point of the company's January 2019 guidance. EBITDA is pro forma $100M of run-rate stranded cost takeout.

[3] IndustrialCo refers to the combined Gardner Denver and Ingersoll Rand Industrial segment, including the pending PFS acquisition, following the closing of the transaction and ClimateCo refers to the remaining Ingersoll Rand business.

Gardner Denver
Ingersoll Rand Inspiring Progress
6

Transaction Summary

Structure & Consideration	▪ Ingersoll Rand Industrial segment to combine with Gardner Denver in a tax efficient transaction valued at approximately $15B – ClimateCo receives $1.9B of cash proceeds and existing Ingersoll Rand shareholders receive approximately 210M[1] newly issued IndustrialCo shares valued at $5.8B[2] ▪ Transaction to be structured as Reverse Morris Trust ▪ IndustrialCo will be 50.1% owned by existing Ingersoll Rand shareholders, who retain 100% ownership of ClimateCo; Gardner Denver shareholders will retain 49.9% ownership of IndustrialCo
IndustrialCo	▪ Name: – Intends to take Ingersoll Rand name and listing (NYSE: IR) – Combined Ingersoll Rand Industrial segment (including pending acquisition of PFS) and Gardner Denver – Operates a diverse portfolio of iconic brands, including Gardner Denver ▪ Management: – Vicente Reynal, CEO (current CEO of Gardner Denver) and leaders from both companies – Pete Stavros, Chairman of the Board (current Chairman of Gardner Denver) – Board composed of seven Gardner Denver and three Ingersoll Rand designated directors
ClimateCo	▪ Name: – Expected to be renamed with new stock ticker – Leading market positions with franchise brands, including Trane and Thermo King ▪ Management: – Michael Lamach, Chairman & CEO (current Ingersoll Rand Chairman & CEO) – Board of Directors to retain current membership
Timing	▪ Expected to close by early 2020 ▪ Subject to regulatory approvals, Gardner Denver stockholder approval and customary closing conditions

[1] Based on Gardner Denver fully diluted share count of 209.1M as of 4/26/19.
[2] Based on the 5-day VWAP of $27.75 as of 4/26/19.

Gardner Denver
Ingersoll Rand Inspiring Progress
7

         Transaction Benefits for Gardner Denver and Our Shareholders  Vicente Reynal | CEO, Gardner Denver

IndustrialCo:
Diversified Global Leader in Mission-Critical Flow Creation and Industrial Products

~$6.6B

Pro Forma Revenue[1]

~$1.6B

Pro Forma Adj. EBITDA[1]

1. **Provides Greater Scale and Reach through Leading Brands and Market Position**
2. **Enhances End Market Balance and Diversity**
3. **Broadens Portfolio of Technologies and Solutions**
4. **Strong Recurring Service and Aftermarket Platform**
5. **World-Class Operating Platform Fueled by a Talented Global Workforce**
6. **Compelling Value Creation through $250M of Expected Cost Synergies with Incremental Revenue Growth Opportunities**

[1] Presented on a 2019E basis. Pro forma for pending Precision Flow Systems ("PFS") acquisition. EBITDA is pro forma for anticipated cost synergies of ~$250M that we expect to realize by the end of year 3 after closing. We expect to incur ~$450M of expense in connection with both achieving these cost synergies and the associated separation.

Gardner Denver

Ingersoll Rand Inspiring Progress™

9

Gardner Denver is a ~$2.7B Premier Industrials Flow Creation Company

Key Financial Metrics (FY2019E)[1]

Revenue	~$2.7B
Adj. EBITDA	~$0.7B
Adj. EBITDA Margin	~25%

Geographic Mix[2]


52%
Americas
34%
EMEA
14%
APAC
FY 2018

Revenue Mix


61%
Original Equipment
39%
Aftermarket
FY 2018

[1] Presented on an as-reported 2019E basis.
[2] Percentage of revenue.

Business Highlights

Industrial (~48%)

Gardner Denver CompAir Elmo Rietschle ROBUSCHI

Broad range of air compression, vacuum, blower and fluid products, including associated aftermarket parts, consumables and services, across a wide array of technologies and applications for use in diverse end markets



Energy (~42%)

Upstream (~25%)

Gardner Denver

Highly engineered frac and drilling pumps and associated aftermarket parts, consumables and services for oil and gas development operations



Mid/Downstream (~17%)

NASH Garo EMCO WHEATON

Highly engineered vacuum, compression and fluid transfer technology designed for continuous use in harsh process-driven applications and end markets



Medical (~10%)

THOMAS TRICONTINENT WELCH

Broad range of gas pumps, liquid pumps and liquid handling solutions for a variety of medical, laboratory and life sciences applications



Gardner Denver

Ingersoll Rand Inspiring Progress 10

Ingersoll Rand Industrial is a Highly Strategic and Additive Asset-Rich Portfolio

Key Financial Metrics (FY 2019E)[1,2]

Revenue	~$3.8B
Adj. EBITDA	~$0.7B
Adj. EBITDA Margin	~18%

Geographic Mix[1,3]



59%
Americas
17%
EMEA
24%
APAC
FY 2018

Revenue Mix[1]



60%
Original Equipment
40%
Aftermarket
FY 2018

Business Highlights

Compression Technologies & Services (~57%)

Complete range of centrifugal, reciprocating and rotary air compressor products, systems and services for industrial and manufacturing markets and air separation and process gas applications; comprehensive multi-year service agreements, audits, parts and accessories with a focus on productivity, energy efficiency and performance



Club Car (~18%)

Efficient and reliable personal transportation solutions for consumer, golf, commercial, institutional and resort uses; connected cars and digital fleet management systems



Fluid Management (incl. pending PFS acquisition[4]) (~15%)

Highly engineered air, electric, diaphragm and piston pump technology and specialty metering, dosing and flow control systems and service for water, food & beverage, pharma, chemical, agriculture and other process industries



Power Tools and Material Handling (~10%)

Durable tools, hoists, winches and ergonomic systems for precision fastening, drilling and lifting in assembly, industrial, construction, energy and vehicle service markets



[1] Pro forma for pending PFS acquisition.
[2] Presented on an as-reported 2019E basis.
[3] Percentage of revenue.
[4] Pending PFS acquisition, expected to close by mid-2019, includes Milton Roy®, LMI®, Haskel®, BuTech®, Dosatron®, YZ Systems®, Williams® and Hartell®.

Gardner Denver
Ingersoll Rand Inspiring Progress™ 11

Transaction Benefits:
Greater Scale, Balance and Diversity

1 Greater Scale with Iconic Brands

- ~$6.6B[1] premier industrial with expansive global footprint to best serve our customers
- Combined 300+ year history of operational excellence, innovation and quality

Ingersoll Rand Industrial Segment

Ingersoll Rand · Club Car · ARO

Gardner Denver

Gardner Denver · CompAir · Emco Wheaton · Nash · Thomas

2 Enhanced End Market Balance and Diversity

Geographic Mix by Revenue[2]



IndustrialCo
55%
25%
20%
Americas
EMEA
APAC

- Highly complementary strategic fit expands geographic reach
  - Increased presence in North America and greater exposure to high growth geographies
- **Levered to attractive end markets with GDP+ growth**
- **Upstream energy reduced to ~10% of revenue**

[1] Presented on a 2019E basis. Pro forma for pending PFS acquisition. Pro forma may not sum due to rounding.
[2] Percentage of revenue. Reflects pro forma FY2018 revenue breakdown (pro forma for pending PFS acquisition).

Gardner Denver
Ingersoll Rand Inspiring Progress™ 12

Transaction Benefits: *Broadens Portfolio of Technologies and Solutions*

③

Flow Creation Technologies[1]

Compression	**Expanded** offering from specialized air to ultra-high pressure
Blower & Vacuum	Complementary technologies enhancing the **depth** of combined offering
Fluid Management[2]	Significant platform expansion increasing both the **breadth** and **depth** of combined offering
Upstream & Midstream Energy	**Comprehensive** solutions with leading technologies and **broad** aftermarket parts and consumables offering

Industrial Technologies[1]

Small Electric Vehicles	**Growing** offering of consumer and fit-for-task vehicles
Power Tools & Material Handling	Tools and equipment known for **quality** and **reliability**

FY2018 Revenue By Technology


Ingersoll Rand Industrial Segment
Gardner Denver

[1] Presented on an as-reported 2018 revenue basis.
[2] Pro forma for pending PFS acquisition.

Gardner Denver
Ingersoll Rand Inspiring Progress 13

④ Transaction Benefits:
Strong Recurring Revenue and Aftermarket Platform

FY2018 Aftermarket Revenue


~ $2.5B[2]
~ $1.5B[1]
~ $1.1B
39%
40%
40%
Gardner Denver
Ingersoll Rand Industrial Segment
IndustrialCo

- Creates a ~$2.5B recurring service and aftermarket platform
- 40% of IndustrialCo revenue
- Solidifies resiliency of the business
- Expands already large installed base

Gardner Denver

[1] Pro forma for pending PFS acquisition.
[2] Pro forma may not sum due to rounding.

Ingersoll Rand Inspiring Progress 14

5 Transaction Benefits:
World-Class Operating Platform Fueled by a Talented Global Workforce



VALUES
BIAS FOR ACTION
STEADFAST INTEGRITY
CUSTOMER FOCUS
GLOBAL TEAMWORK
CREATIVE THINKING
ALLOCATE CAPITAL EFFECTIVELY
DEPLOY TALENT
POLICY DEPLOYMENT
GDX
EXECUTION EXCELLENCE
GROWTH ROOMS
EXPAND MARGINS
ACCELERATE GROWTH
STRATEGIC FOCUS
EXECUTION

+

1. Drive innovation and productivity
2. Proven & unique system to accelerate profit growth
3. Committed to sustainability and energy efficiency
4. Focus on employee engagement



GROWTH & OPERATIONAL
Ingersoll Rand
EXCELLENCE

Servicing Customer Needs with Highly Engaged Performance Culture Underpinned by World-Class Operating Platforms

Gardner Denver
Ingersoll Rand Inspiring Progress
15

         Transaction Benefits for Gardner Denver and Our Shareholders  Neil Snyder | CFO, Gardner Denver

IndustrialCo Financial Profile

	Gardner Denver	Ingersoll Rand Industrial Segment[1]	IndustrialCo[2]
2019E Revenue	~$2.7B	~$3.8B	**~$6.6B**
2019E Adj. EBITDA	~$0.7B	~$0.7B	**~$1.6B[3]** *(With Synergies)* **~$1.4B** *(Without Synergies)*
2019E Adj. EBITDA Margin	~25%	~18%	**~25%[3]** *(With Synergies)* **~21%** *(Without Synergies)*
Capital Intensity ***(Capital Expenditure / LTM Revenue)***	~2%	~2%	**~2%**

[1] Ingersoll Rand Industrial pro forma for pending PFS acquisition.
[2] Pro forma may not sum due to rounding.
[3] Includes ~$250M of expected run-rate cost synergies.

Gardner Denver
Ingersoll Rand Inspiring Progress 17

6 Transaction Benefits: *Compelling Value Creation*

Manufacturing

- Global manufacturing and service footprint optimization
- Continued deployment of operational efficiency initiatives through world-class operating platform

Supply Chain / Procurement

- Greater scale enables increased procurement power
- Direct and indirect sourcing opportunities
- Harmonize / insource common buys

Structural: G&A and Other

- Optimize organization, processes and systems for permanent structural cost reduction

Run-Rate Synergy Estimate


~$250M[1]
Manufacturing
Supply Chain / Procurement
Structural: G&A and Other

Cost Synergies

Estimated One-Time Costs of ~$450M[2] to Achieve Cost Synergies

Plus Incremental Revenue Growth Opportunities

[1] We expect to be able to realize anticipated cost synergies of ~$250M by the end of year 3 after closing. We expect to incur ~$450M of expense in connection with both achieving these cost synergies and the associated separation.
[2] Excludes transaction costs.

Gardner Denver
Ingersoll Rand Inspiring Progress™ 18

Efficient Capital Structure Provides Flexibility Going Forward

IndustrialCo Net Debt / Adj. EBITDA[1]


~2.3x
~1.9x
Without Synergies
With Synergies[2]
At Close

- Significant cash flow generation
- Pro-forma net leverage allows for continued balance sheet flexibility
- Reinvest for future growth-focused innovation
- Maintain low-capital intensity structure

[1] Estimated IndustrialCo Net Debt calculated as Gardner Denver midpoint 2019E net leverage guidance of 1.6x adjusted to give effect to $1.9B of debt incurred to fund cash proceeds to Ingersoll Rand. Includes 2019E Adjusted EBITDA for Gardner Denver and Ingersoll Rand Industrial segment, including pending PFS acquisition.
[2] Includes ~$250M of expected run-rate cost synergies.

Gardner Denver
Ingersoll Rand Inspiring Progress™ 19

IndustrialCo:
Straightforward Strategy For Increasing Shareholder Value

Straightforward Strategy

- **Deploy Talent**
- **Expand Margins**
- **Accelerate Growth**
- **Allocate Capital Effectively**

Creating Shareholder Value…

- Provides Greater Scale and Reach through Leading Brands and Market Position
- Enhances End Market Balance and Diversity
- Broadens Portfolio of Technologies and Solutions
- Strong Recurring Service and Aftermarket Platform
- World-Class Operating Platform Fueled by a Talented Global Workforce
- Compelling Value Creation and Margin Expansion through $250M[1] of Expected Cost Synergies with Incremental Revenue Growth Opportunities

[1] Anticipated cost synergies of ~$250M that we expect to realize by the end of year 3 after closing. We expect to incur ~$450M of expense in connection with both achieving these cost synergies and the associated separation.

Gardner Denver Ingersoll Rand Inspiring Progress™ 20

     Transaction Benefits for Ingersoll Rand and Our Shareholders  Michael Lamach | Chairman and CEO, Ingersoll Rand

Transaction Benefits for Current Ingersoll Rand Shareholders

Terms of the Transaction

- Reverse Morris Trust structures transaction to be tax-free to both companies' shareholders
- At close, 50.1% of IndustrialCo owned by existing Ingersoll Rand shareholders, 49.9% owned by existing Gardner Denver shareholders
  - $5.8B[1] in equity value
  - $1.9B in cash proceeds to ClimateCo
  - $7.7B[1] total implied consideration for Ingersoll Rand Industrial, or ~11x 2019 Adj. EBITDA pre-synergies
- Continued 100% ownership of ClimateCo
- Ingersoll Rand to use cash proceeds for debt reduction, dividends, share repurchases, M&A and other corporate uses

Creates Pure-Play Global Leader in Climate Company

Stronger Combined Industrial Company

Significant Value Creation From Combination

- $250M annualized savings expected

Strong Cultural Fit and Operational Excellence Focus Between Both Companies

- Minimizes integration risk
- Good fit for Ingersoll Rand employees

Cash Proceeds to ClimateCo Enhance Capital Allocation Opportunities

[1] Based on the 5-day VWAP of $27.75 as of 4/26/19.

Gardner Denver
Ingersoll Rand Inspiring Progress™ 22

Global Sustainability Megatrends Play to Strengths of Pure Play ClimateCo

URBANIZATION



60% of the population, or 5 billion people will be living in cities[1]*

RESOURCE CONSTRAINTS



Expected 30-35% increase in food production[2]

1 billion new air conditioners installed[3]*

CLIMATE CHANGE



~15-60% increase in annual CO_2e emissions (57-80B) metric tons with current practices[2]*

TRANE THERMO KING

Our solutions for buildings, homes and transportation reduce greenhouse gas (GHG) emissions and energy intensity of the world through:

- Innovation with low-GWP refrigerants
- Highly engineered efficient equipment & controls
- Electrification of heating and transport
- Predictive analytics and strong services
- Global reach and channel excellence

Well positioned to address up to 2% of world's GHG emissions by 2030

*Timing: By 2030.
[1] UN – "The World's Cities in 2016"
[2] World Bank
[3] Economist, International Energy Agency

Gardner Denver Ingersoll Rand Inspiring Progress 23

ClimateCo Becomes Pure-Play Global Leader in Climate Control Solutions for Buildings, Homes, and Transportation

Pro Forma FY2019E

~$12.9B

Revenues

~$2.0B

Adj. EBITDA

Segment Mix[1]


Transport Refrigeration
Commercial HVAC Equipment
Residential HVAC
Commercial HVAC Service, Parts & Contracting

Revenue Streams[1]


32%
68%
Parts and Services
Equipment

HVAC

TRANE

- World leader in HVAC

Regional Mix[1]


4%
10%
15%
71%
Latin America
Asia Pacific
Europe, Middle East, Africa
North America

Transport Refrigeration

THERMO KING

- World leader in refrigerated transportation

- Complete portfolio of energy-efficient equipment, controls and services, continuing to generate top-tier growth and high recurring revenue streams
- Proven business operating system designed to deliver strong top-line growth, incremental margins and powerful free cash flow
- Above-GDP growth driven by global sustainability megatrends

[1] Reflects ClimateCo standalone pro forma FY2018A.

Gardner Denver
Ingersoll Rand Inspiring Progress
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 ClimateCo Pro Forma FinancialsSusan Carter | SVP and CFO, Ingersoll Rand

ClimateCo Pro Forma Financials (Based On January 2019 Guidance)

	ClimateCo FY2019E Pro Forma Metrics[1]
Climate Revenue	~$12.9B
Climate Adj. EBITDA	~$2.0B
Climate Adj. EBITDA Margin	~15.7%
Tax Rate	Less than 21% to 22%
Working Capital Target	3% to 4%
Capex	1% to 2% of Revenue
Free Cash Flow	>= 100% Adj. Net Income
Target Credit Rating	BBB
Annual Dividend	$2.12 per Share

ClimateCo to mitigate $100M in estimated stranded costs from the transaction by the end of 2021 through complexity reduction, streamlining the organization, other costs

1 Revenue and EBITDA based on midpoint of January guidance.

Gardner Denver
Ingersoll Rand Inspiring Progress 26

 ClimateCo Pro Forma Financials (Based On January 2019 Adj. EPS Guidance)  27                  ~($1.75)  ~($0.20)  ~$0.30  ~$0.35  $6.15 to $6.35  $4.40 to $4.60  $4.85 to $5.05  FY19 Guidance  Industrial1  FY19  Interest on2  Use of $1.9B  ~$100M  FY19  (With Industrial)  Separation  ClimateCo  PFS Borrowing  Cash Proceeds  Stranded  ClimateCo      (Before Deployment of      Cost  (Pro Forma)      $1.9B Cash Proceeds)      Reduction    Stranded costs eliminated by 2021    Illustrative full-year impact  Excludes pending PFS acquisition. Assumes 23.5% tax rate on Industrial operations.Reflects $1.5B borrowing primarily for pending acquisition of PFS.Value shown assumes impact of share repurchase only. Assumes $1.9bn cash proceeds fully deployed 1/1/19 for illustrative purposes.  $0.6 to $1.0Bdebt pay down$0.9 to $1.3B share repurchase and M&A3

ClimateCo Will Continue to Execute a Consistent Strategy that Delivers Profitable Growth with Singular Climate Focus

1. Sustained Growth

Nexus of sustainability and energy efficiency global megatrends



+

2. Operational Excellence

Margin improvement and powerful cash flow



+

3. Dynamic Capital Allocation

Reinvestment, dividends, share repurchase and acquisitions



+

4. Winning Culture

Commitment to integrity, ingenuity and engagement



Sustainable growth above GDP

Strong operating system and sustainable culture

Powerful cash flow and balanced capital allocation

Gardner Denver

Ingersoll Rand Inspiring Progress 28

Unlocking Significant Shareholder Value
Through the Formation of Two Industry-Leading Global Companies

	IndustrialCo	ClimateCo
Global Industry Leadership	▪ Creates a premier Industrial company with ~$6.6B[1] of revenue, ~$1.6B[1,2] of Adj. EBITDA and pro forma 2019E Leverage of ~1.9x[3], including synergies	▪ Pure-play, global leader in climate control solutions for buildings, homes and transportation with ~$12.9B[1] of revenue and ~$2.0B[1] of Adj. EBITDA
Innovation & Scale	▪ Results in a comprehensive solution offering, broader industry-leading product portfolio and increased scale	▪ Market leading portfolio of energy-efficient equipment, controls and services, generating top-tier growth and high recurring revenue streams
Strategic Focus on Profitable Growth	▪ Levered to attractive end markets with GDP+ growth ▪ Upstream Energy reduced to ~10% of revenue	▪ Above-GDP growth driven by global sustainability megatrends
Strong Financials	▪ Compelling value creation through $250M of expected cost synergies with incremental revenue growth opportunities	▪ Strong shareholder returns from proven operating system delivering strong top-line growth, incremental margins and powerful free cash flow

[1] Presented on a 2019E basis.
[2] Pro forma for pending Precision Flow Systems ("PFS") acquisition. Pro forma may not sum due to rounding. EBITDA is pro forma for anticipated cost synergies of ~$250M that we expect to realize by the end of year 3 after closing. We expect to incur ~$450M of expense in connection with both achieving these cost synergies and the associated separation.
[3] Estimated IndustrialCo Net Debt calculated as Gardner Denver midpoint 2019E net leverage guidance of 1.6x adjusted to give effect to $1.9B of debt incurred to fund cash proceeds to Ingersoll Rand. Includes 2019E Adjusted EBITDA for Gardner Denver and Ingersoll Rand Industrial segment including pending PFS acquisition. Includes ~$250M of expected run-rate cost synergies.

Gardner Denver
Ingersoll Rand Inspiring Progress
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Appendix

 Important Additional Info and No Offer or Solicitation  IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND ITIn connection with the proposed transaction, Gardner Denver and Ingersoll Rand Industrial will file registration statements with the SEC registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll Rand will also file with the SEC a Schedule TO with respect thereto. INGERSOLL RAND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND/OR INFORMATION STATEMENT THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, AND GARDNER DENVER SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GARDNER DENVER,INGERSOLL RAND INDUSTRIAL AND THE PROPOSED TRANSACTION. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, from Gardner Denver by accessing its website at http://www.gardnerdenver.com and from Ingersoll Rand by accessing its website at http://www.ingersollrand.com.NO OFFER OR SOLICITATIONThis communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.This document is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 26, 2019.  31